Exhibit 99.1

ATRenew Inc. Reports Unaudited Fourth Quarter and Full Year 2022 Financial Results

SHANGHAI, March 13, 2023 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Highlights

•
Total net revenues grew by 22.4% to RMB2,981.2 million (US$432.2 million) from RMB2,435.8 million in the fourth quarter of 2021.
•
Loss from operations was RMB2,210.6 million (US$320.5 million), which included impairment losses of RMB1,819.9 million (US$263.9 million) and RMB206.9 million (US$30.0 million) on goodwill and intangible assets, respectively, compared to RMB125.9 million in the fourth quarter of 2021. Adjusted income from operations (non-GAAP)1 was RMB34.6 million (US$5.0 million) compared to RMB9.7 million in the fourth quarter of 2021.
•
Number of consumer products transacted2 decreased by 17.6% to 7.5 million from 9.1 million in the fourth quarter of 2021.

Full Year 2022 Highlights

•
Total net revenues grew by 26.9% to RMB9,869.4 million (US$1,430.9 million) from RMB7,780.3 million in the full year of 2021.
•
Loss from operations was RMB2,623.7 million (US$380.4 million), which included impairment losses of RMB1,819.9 million (US$263.9 million) and RMB206.9 million (US$30.0 million) on goodwill and intangible assets, respectively, compared to RMB895.1 million in the full year of 2021. Adjusted income from operations (non-GAAP)1 was RMB6.9 million (US$1.0 million) compared to adjusted loss from operations of RMB103.4 million in the full year of 2021.
•
Number of consumer products transacted2 increased by 2.6% to 32.0 million from 31.2 million in the full year of 2021.

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We responded proactively to the challenging macroeconomy by working diligently and reaching a number of important milestones during the fourth quarter. Our revenue once again reached a new record high, increasing by 22.4% year-over-year to RMB2,981 million in this quarter. Furthermore, under the non-GAAP measures, as we realized an operating income of RMB34.6 million in the fourth quarter, we achieved a full-year profit. Throughout 2022, we put the well-being of our employees and users first and responded promptly to changes in the external environment brought about by resurgences of the pandemic. In addition, we further validated our ability to generate sustainable profitability by leveraging our improved cost efficiencies, powered by our technology-driven supply chain. Looking into 2023, we will continue to steadfastly increase the penetration rate of consumer electronics recycling and take user experience to the next level while creating long-term value for our users, the environment, and our shareholders through the development of the circular economy.”

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “During the fourth quarter, we successfully mitigated the pandemic’s adverse impacts on store opening hours and our supply chain through a series of measures. First, we leveraged our supply chain capabilities to lock in quality sources of supply, thereby securing the steady growth of our self-operated business. Second, we upscaled the listings of re-standardized like-new devices by advancing our compliant refurbishment capabilities, generating an expanded profit margin for the industrial chain. In terms of our marketplaces, we continued to maximize efficiency by optimizing user structure and marketing strategies. Following these initiatives, the overall commission rate rebounded to 4.8%. Importantly, we also generated a cash inflow of RMB881 million from operating activities during the year, giving us confidence in our long-term sustainable growth prospects and forming a solid foundation for our share repurchase program. Looking ahead to 2023, we are optimistic that favorable developments in the macroeconomy will strengthen and reinvigorate our business and deliver positive non-GAAP operating incomes in the first quarter and full-year 2023.”

Fourth Quarter 2022 Financial Results

REVENUE

Total net revenues increased by 22.4% to RMB2,981.2 million (US$432.2 million) from RMB2,435.8 million in the same period of 2021.

•
Net product revenues increased by 29.5% to RMB2,687.9 million (US$389.7 million) from RMB2,076.0 million in the same period of 2021. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s offline channels in mainland China and overseas markets, and Paipai Marketplace.
•
Net service revenues decreased by 18.5% to RMB293.3 million (US$42.5 million) from RMB359.9 million in the same period of 2021. The decrease was primarily due to the lessened consignment business of Paipai Marketplace as the Company shifted its strategic focus.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 31.0% to RMB3,370.6 million (US$488.7 million) from RMB2,573.2 million in the same period of 2021.

•
Merchandise costs increased by 31.7% to RMB2,370.5 million (US$343.7 million) from RMB1,800.5 million in the same period of 2021. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses decreased by 5.2% to RMB274.9 million (US$39.9 million) from RMB290.1 million in the same period of 2021. The decrease was primarily due to (i) a decrease in operation center related expenses, (ii) a decrease in logistics expenses related to the decrease in net service revenues, which was partially offset by (i) an increase of depreciation and amortization expenses in relation to the decoration expenditures on opened self-operated AHS stores, and (ii) an increase in expenses in relation to the upgrade of technology server.
•
Selling and marketing expenses increased by 61.1% to RMB594.0 million (US$86.1 million) from RMB368.8 million in the same period of 2021. The increase was primarily due to the recognition of the impairment loss of intangible assets and deferred cost in fourth quarter of 2022, which was partially offset by a decrease in marketing expenses.
•
General and administrative expenses increased by 47.6% to RMB76.6 million (US$11.1 million) from RMB51.9 million in the same period of 2021. The increase was primarily due to an increase in professional service fees.
•
Technology and content expenses decreased by 12.1% to RMB54.5 million (US$7.9 million) from RMB62.0 million in the same period of 2021. The decrease was primarily due to a decrease in personnel cost in relation to the Company’s adjustment to its spending in research and development, which was partially offset by an increase in the recognition of the impairment loss of intangible assets.

LOSS FROM OPERATIONS

Loss from operations was RMB2,210.6 million (US$320.5 million), compared to RMB125.9 million in the same period of 2021.

Adjusted income from operations (non-GAAP)1, excluding the impairment loss of deferred cost, intangible assets and goodwill, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and recognition of share-based compensation expense resulting from options and restricted stock units granted to employees, was RMB34.6 million (US$5.0 million), compared to adjusted income from operations of RMB9.7 million in the same period of 2021.

NET LOSS

Net loss was RMB2,151.2 million (US$311.9 million), compared to RMB103.6 million in the same period of 2021. Adjusted net income (non-GAAP)1 was RMB22.5 million (US$3.3 million), compared to adjusted net loss of RMB50.2 million in the same period of 2021.

Considering negative impacts on market demands resulting from the outbreak COVID-19 pandemic and the changes in market conditions, the Company recognized impairment losses of RMB1,819.9 million (US$263.9 million) and RMB206.9 million (US$30.0 million) on goodwill and intangible assets, respectively, for the period ended December 31, 2022.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB13.23 (US$1.92), compared to RMB0.63 in the same period of 2021.

Adjusted basic and diluted net income per ordinary share (non-GAAP)1 were RMB0.14 (US$0.02) and RMB0.13 (US$0.02), compared to negative RMB0.31 in the same period of 2021.

Full Year 2022 Financial Results

REVENUE

Total net revenues increased by 26.9% to RMB9,869.4 million (US$1,430.9 million) from RMB7,780.3 million in the full year of 2021.

•
Net product revenues increased by 30.4% to RMB8,676.7 million (US$1,258.0 million) from RMB6,654.9 million in the full year of 2021. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s offline channels, Paipai Marketplace and overseas offline channels.
•
Net service revenues increased by 6.0% to RMB1,192.8 million (US$172.9 million) from RMB1,125.4 million in the full year of 2021. The increase was primarily due to the increase in transaction volume and monetization capability of PJT Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 23.1% to RMB10,714.4 million (US$1,553.4 million) from RMB8,702.3 million in the full year of 2021.

•
Merchandise costs increased by 32.5% to RMB7,596.6 million (US$1,101.4 million) from RMB5,735.4 million in the full year of 2021. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses increased by 5.8% to RMB1,123.5 million (US$162.9 million) from RMB1,062.1 million in the full year of 2021. The increase was primarily due to (i) an increase in personnel cost in connection with the Company’s growing business, (ii) an increase in operation center related expenses in line with the increase in our net revenue, (iii) an increase of depreciation and amortization expenses in relation to the decoration expenditures on opened self-operated AHS stores, and (iv) an increase in expenses in relation to the upgrade of technology server, which was partially offset by a decrease in share-based compensation expenses as the Company recognized one-time expense resulting from share-based awards granted with an IPO condition in the second quarter of 2021.
•
Selling and marketing expenses increased by 27.3% to RMB1,536.1 million (US$222.7 million) from RMB1,206.6 million in the full year of 2021. The increase was primarily due to (i) the recognition of the impairment loss of intangible assets and deferred cost in fourth quarter of 2022, (ii) an increase in personnel cost in connection with the Company’s growing business, and (iii) an increase in sales promotion expenses in connection with the Company’s growing business, which was partially offset by a decrease in marketing expenses.
•
General and administrative expenses decreased by 46.9% to RMB230.4 million (US$33.4 million) from RMB433.6 million in the full year of 2021. The decrease was primarily due to a decrease in share-based compensation expenses as the Company recognized one-time expense resulting from share-based awards granted with an IPO condition in the second quarter of 2021.
•
Technology and content expenses decreased by 13.9% to RMB227.8 million (US$33.0 million) from RMB264.6 million in the full year of 2021. The decrease was primarily due to (i) a decrease in personnel cost in relation to the Company’s adjustment to its spending in research and development, and (ii) a decrease in share-based compensation expenses as the Company recognized one-time expense resulting from share-based awards granted with an IPO condition in the second quarter of 2021.

LOSS FROM OPERATIONS

Loss from operations was RMB2,623.7 million (US$380.4 million), compared to RMB895.1 million in the full year of 2021.

Adjusted income from operations (non-GAAP)1, excluding the impairment loss of deferred cost, intangible assets and goodwill, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and recognition of share-based compensation expense resulting from options and restricted stock units granted to employees, was RMB6.9 million (US$1.0 million), compared to adjusted loss from operations of RMB103.4 million in the full year of 2021.

NET LOSS

Net loss was RMB2,467.9 million (US$357.8 million), compared to RMB816.5 million in the full year of 2021. Adjusted net income (non-GAAP)1 was RMB50.8 million (US$7.4 million), compared to adjusted net loss of RMB168.8 million in the full year of 2021.

Considering the negative impacts on market demands resulting from the outbreak COVID-19 pandemic and the changes in market conditions, the Company recognized impairment losses of RMB1,819.9 million (US$263.9 million) and RMB206.9 million (US$30.0 million) on goodwill and intangible assets, respectively, for the period ended December 31, 2022.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB15.16 (US$2.20), compared to RMB13.76 in the same period of 2021.

Adjusted basic and diluted net income per ordinary share (non-GAAP)1 were RMB0.31 (US$0.05) and RMB0.30 (US$0.04), compared to negative RMB1.75 in the same period of 2021.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers increased to RMB2,802.1 million (US$406.3 million) as of December 31, 2022 from RMB2,421.9 million as of December 31, 2021.

Business Outlook

For the first quarter of 2023, the Company currently expects its total revenues to be between RMB2,770.0 million and RMB2,870.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On December 9, 2022, ATRenew announced that its board of directors has authorized an extension of the Company's existing share repurchase program for another twelve-month period starting from December 28, 2022, with all other terms remain unchanged. The Company's board of directors adopted the existing share repurchase program on December 28, 2021, pursuant to which the Company may repurchase up to US$100 million of its shares over a twelve-month period starting from December 28, 2021. During the fourth quarter 2022, the Company repurchased 383,304 American depositary shares (“ADSs”) in the open market at an average price of US$2.22 per ADS, with a total cash consideration of US$0.9 million. As at the end of the fourth quarter 2022, the Company repurchased a total of 8,548,973 ADSs for approximately US$33.9 million under its share repurchase program.

Conference Call Information

The Company’s management will hold a conference call on Monday, March 13, 2023 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	4149222

The replay will be accessible through March 20, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	7428608

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2022.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted (loss) income from operations, adjusted net (loss) income and adjusted net (loss) income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted (loss) income from operations is loss from operations excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income is net loss excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income per ordinary share is adjusted net (loss) income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted (loss) income from operations and adjusted net (loss) income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted (loss) income from operations and adjusted net (loss) income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to loss from operations, net loss, and net loss attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,356,342	1,703,626	247,003
Restricted cash	150,000	—	—
Short-term investments	510,467	782,230	113,413
Amount due from related parties, net	410,088	115,501	16,746
Inventories	478,751	433,467	62,847
Funds receivable from third party payment service providers	405,095	316,277	45,856
Prepayments and other receivables, net	840,102	539,077	78,159
Total current assets	4,150,845	3,890,178	564,024
Non-current assets:
Amount due from related parties, net, non-current	—	180,000	26,098
Long-term investments	241,527	219,583	31,837
Property and equipment, net	103,843	118,600	17,195
Intangible assets, net	1,075,811	544,650	78,967
Goodwill	1,803,415	—	—
Other non-current assets	127,321	95,744	13,882
Total non-current assets	3,351,917	1,158,577	167,979
TOTAL ASSETS	7,502,762	5,048,755	732,003
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	94,999	123,983	17,976
Accounts payable	41,311	73,335	10,633
Contract liabilities	211,964	195,369	28,326
Accrued expenses and other current liabilities	296,627	449,489	65,170
Accrued payroll and welfare	105,787	132,468	19,206
Amount due to related parties	73,976	47,604	6,902
Total current liabilities	824,664	1,022,248	148,213
Non-current liabilities:
Operating lease liabilities, non-current	34,501	33,523	4,860
Deferred tax liabilities	223,138	111,312	16,139
Total non-current liabilities	257,639	144,835	20,999
TOTAL LIABILITIES	1,082,303	1,167,083	169,212
TOTAL SHAREHOLDERS' EQUITY	6,420,459	3,881,672	562,791
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,502,762	5,048,755	732,003

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,075,955	2,687,917	389,711	6,654,893	8,676,672	1,257,999
Net service revenues	359,873	293,256	42,518	1,125,382	1,192,752	172,933
Operating (expenses) income (1)(2)(3)
Merchandise costs	(1,800,488)	(2,370,546)	(343,697)	(5,735,393)	(7,596,613)	(1,101,405)
Fulfillment expenses	(290,128)	(274,927)	(39,861)	(1,062,066)	(1,123,495)	(162,891)
Selling and marketing expenses	(368,767)	(594,027)	(86,126)	(1,206,649)	(1,536,052)	(222,707)
General and administrative expenses	(51,898)	(76,605)	(11,107)	(433,629)	(230,421)	(33,408)
Technology and content expenses	(61,962)	(54,456)	(7,895)	(264,560)	(227,812)	(33,030)
Goodwill impairment loss	—	(1,819,926)	(263,864)	—	(1,819,926)	(263,864)
Other operating income (loss), net	11,523	(1,305)	(189)	26,950	41,238	5,979
Loss from operations	(125,892)	(2,210,619)	(320,510)	(895,072)	(2,623,657)	(380,394)
Interest expense	(1,785)	(1,078)	(156)	(16,778)	(6,163)	(894)
Interest income	2,086	2,961	429	8,370	17,780	2,578
Other (loss) income, net	(53,301)	(13,678)	(1,983)	(50,367)	38,791	5,624
Loss before income taxes	(178,892)	(2,222,414)	(322,220)	(953,847)	(2,573,249)	(373,086)
Income tax benefits	82,103	71,476	10,363	143,863	111,783	16,207
Share of loss in equity method investments	(6,847)	(307)	(45)	(6,563)	(6,471)	(938)
Net loss	(103,636)	(2,151,245)	(311,902)	(816,547)	(2,467,937)	(357,817)
Accretion of convertible redeemable preferred shares	—	—	—	(508,627)	—	—
Net loss attributable to ordinary shareholders of the Company	(103,636)	(2,151,245)	(311,902)	(1,325,174)	(2,467,937)	(357,817)
Net loss per ordinary share:
Basic	(0.63)	(13.23)	(1.92)	(13.76)	(15.16)	(2.20)
Diluted	(0.63)	(13.23)	(1.92)	(13.76)	(15.16)	(2.20)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	163,367,269	162,569,309	162,569,309	96,306,113	162,819,410	162,819,410
Diluted	163,367,269	162,569,309	162,569,309	96,306,113	162,819,410	162,819,410
Net loss	(103,636)	(2,151,245)	(311,902)	(816,547)	(2,467,937)	(357,817)
Foreign currency translation adjustments	1,390	8,751	1,269	2,239	(30,032)	(4,354)
Total comprehensive loss	(102,246)	(2,142,494)	(310,633)	(814,308)	(2,497,969)	(362,171)
Accretion of convertible redeemable preferred shares	—	—	—	(508,627)	—	—
Total comprehensive loss attributable to ordinary shareholders	(102,246)	(2,142,494)	(310,633)	(1,322,935)	(2,497,969)	(362,171)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(10,291)	(15,665)	(2,271)	(59,583)	(44,088)	(6,392)
Selling and marketing expenses	(8,600)	(12,025)	(1,743)	(38,463)	(35,547)	(5,154)
General and administrative expenses	(18,977)	(21,940)	(3,181)	(316,911)	(72,270)	(10,478)
Technology and content expenses	(7,656)	(7,970)	(1,156)	(39,595)	(22,331)	(3,238)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(88,455)	(88,747)	(12,867)	(330,755)	(352,748)	(51,144)
Technology and content expenses	(1,580)	(1,580)	(229)	(6,320)	(6,320)	(916)
(3) Includes impairment loss of deferred cost, intangible assets and goodwill as follows:
Selling and marketing expenses	—	(271,114)	(39,308)	—	(271,114)	(39,308)
Technology and content expenses	—	(6,217)	(901)	—	(6,217)	(901)
Goodwill impairment loss	—	(1,819,926)	(263,864)	—	(1,819,926)	(263,864)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(125,892)	(2,210,619)	(320,510)	(895,072)	(2,623,657)	(380,394)
Add:
Share-based compensation expenses	45,524	57,600	8,351	454,552	174,236	25,262
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	90,035	90,327	13,096	337,075	359,068	52,060
Impairment loss of deferred cost, intangible assets and goodwill	—	2,097,257	304,073	—	2,097,257	304,073
Adjusted income (loss) from operations (non-GAAP)	9,667	34,565	5,010	(103,445)	6,904	1,001
Net loss	(103,636)	(2,151,245)	(311,902)	(816,547)	(2,467,937)	(357,817)
Add:
Share-based compensation expenses	45,524	57,600	8,351	454,552	174,236	25,262
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	90,035	90,327	13,096	337,075	359,068	52,060
Impairment loss of deferred cost, intangible assets and goodwill	—	2,097,257	304,073	—	2,097,257	304,073
Less:
Tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(82,103)	(71,476)	(10,363)	(143,863)	(111,783)	(16,207)
Adjusted net (loss) income (non-GAAP)	(50,180)	22,463	3,255	(168,783)	50,841	7,371
Adjusted net (loss) income per ordinary share (non-GAAP):
Basic	(0.31)	0.14	0.02	(1.75)	0.31	0.05
Diluted	(0.31)	0.13	0.02	(1.75)	0.30	0.04
Weighted average number of shares used in calculating net loss per ordinary share
Basic	163,367,269	162,569,309	162,569,309	96,306,113	162,819,410	162,819,410
Diluted	163,367,269	169,321,970	169,321,970	96,306,113	169,935,902	169,935,902